Viceroy Exploration Ltd.	News Release #2005.17 TSX: VYE OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy’s Continued Drilling Expands QDD Western Zone
and Confirms Exploration Potential of Target K

Vancouver, British Columbia, October 19, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is very pleased to report results of twenty-eight (28) additional diamond and reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling program is designed to increase and better define the western extension of Quebrada del Diablo (“QDD”) and the main QDD resource, extend Amelia Inés/Magdalena and to test a variety of targets outside of the main known mineralized zone.

Highlights of drill results include:

QDD West

•	Hole QD-155, which intersected 1.24 g/t Au over 71.42 m, from 95.58 to 167.00 m;
•	Hole QD-163, which intersected 1.30 g/t Au over 54.0 m, from 118.3 to 172.3 m;
•	Hole QD-172, which intersected 1.32 g/t Au over 60.25 m, from 109.0 to 169.25 m;
•	Hole QD-175, which intersected 1.07 g/t Au over 62.8 m from surface; and
•	Hole QD-182, which intersected 4.91 g/t Au over 12.0 m, from 50.0 to 62.0 m and a further 2.0 g/t Au over 38.0 m, from 70.0 to 108.0 m, including 3.01 g/t Au over 22.0 m.

QDD Main Zone

•	Hole QD-162, which intersected 1.15 g/t Au over 108.25 m, from 191.25 to 299.50 m; and
•	Continuous chip samples: 3.68 g/t Au over 68.85 m followed by 3.40 g/t Au over 50.0 m and 0.92 g/t Au over 17.35 m, along the new Ptz. Blanco access road.

Amelia Inés/Magdalena

•	Hole QDR-176, which intersected 1.11 g/t Au over 22.0 m, from 16.0 to 38.0 m;
•	Hole QDR 177, which intersected 2.27 g/t Au over 14.0 m, from 98.0 to 112.0 m; and
•

Hole QDR-178, which intersected several mineralized intervals including 1.06 g/t Au over 38.0 m, from surface and a further 2.53 g/t Au over 40.0 m, from 216.0 m to 256.0 m, including 3.66 g/t Au over 24.0 m.

Target K

•	Hole QDR-166A, which intersected 2.05 g/t Au over 14.0 m from 4.0 to 18.0 m (hole lost);
•	Hole QDR-167, which intersected 1.61 g/t Au over 22.0 m, from 226.0 to 248.0 m, including 2.99 g/t Au over 6.0 m; and
•	Hole QDR-168, which intersected 1.34 g/t Au over 16.0 m, from 8.0 to 24.0 m, including 4.57 g/t Au over 2.0 m.

Company management is extremely pleased with these results. Both the QDD and the Amelia Inés/Magdalena zones are expanding in terms of strike length, which is likely to be very significant for the upcoming feasibility study. In addition, Hole QD-182 appears to have intersected the same high grade zone in the western extension of QDD that was originally intercepted by Hole QDR-99 (2.8 g/t Au over 60.0 m) (see News Release #2004.14, dated August 24, 2004). Furthermore, Target K is over 500 m from any existing resources and now constitutes a new exploration area.

To facilitate the understanding of the significance of individual holes, the following describes the purpose of drilling in each area:

QDD West

This area was considered the best potential for resource expansion with Target A surface samples some 500 m from the main QDD zone. Drilling has been planned to define the geometry of the system and to expand the resources of known mineralization at QDD. Drilling to date, including the current results, has identified the mineralized system and confirmed that the main QDD zone extends for approximately 600 m to the west and beyond Target A.

Main QDD Zone

The main QDD zone has a portion of the resource still within the Inferred category as defined by National Instrument 43-101 (“NI 43-101”). Three of the current holes were drilled to upgrade Inferred to Measured and Indicated and to obtain material for ongoing metallurgical testwork.

In addition, new roads developed for exploration purposes exposed near surface mineralization at the Ptz. Blanco section (eastern extension) of QDD. Results of continuous chip sampling are included at the end of the results table. These results are significant as Ptz. Blanco is the zone scheduled for initial mining in the proposed mine plan.

Amelia Inés/Magdalena

These areas have Measured, Indicated and Inferred resources based on the latest resource calculation. However, several areas remained open and untested. This most recent drilling was planned to test these zones. The results indicate that there is significant potential to expand both resources. Several near surface intercepts were encountered as well as higher grade intercepts at depth. The Company now plans to follow up this most recent drilling to better define and expand these new zones.

Exploration Targets

This drilling was to test geological trends and structural targets which have no resources at this time. The results of this drilling indicate that Target K has excellent potential to develop as a new resource area. All holes in Target K encountered ore grade mineralization with intercepts at or near surface and/or at depth. Additional drilling is now being planned for this area.

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)(1)
QD – 126	QDD Main (Infill)	59	-73	138.20	0.00	50.15	50.15	0.78
Incl.					0.00	16.40	16.40	1.14
and					81.91	91.91	10.00	0.70

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)(1)
QDR – 154 (con’t)	Target 9	3.5	-77	370.00	326.00	358.00	32.00	0.36
QD – 155	QDD West	231.5	0	347.35	62.42	78.66	16.24	0.63
Incl.					95.58	167.00	71.42	1.24
Incl.					124.65	132.70	8.05	2.49
Incl.					143.40	161.00	17.60	2.44
QD – 156	Target D	264	+13	288.60	0.00	2.00	2.00	0.31
					6.00	10.00	4.00	0.96
					222.50	224.50	2.00	0.34
					273.70	275.45	1.75	0.44
QD – 157	Target 9	140	-60	312.00				NSV
QD – 158	Target D	225.5	+25	367.70	4.00	6.20	2.20	0.63
					59.10	60.88	1.78	0.88
					117.90	119.90	2.00	1.46
					145.45	149.40	3.95	0.56
					209.48	215.40	5.92	0.53
					340.15	346.00	5.85	0.79
QD – 159	Target D	265.5	+25	322.50	55.30	57.30	2.00	0.39
					200.20	204.10	3.90	0.88
					211.90	213.85	1.95	0.38
					248.09	249.43	1.34	0.34
QD – 160	QDD West	219	+29.5	250.20	27.74	63.23	35.49	0.56
Incl.					35.71	44.75	9.00	1.04
and					77.00	126.33	49.33	0.74
Incl.					94.79	98.49	3.70	1.60
Incl.					106.20	112.20	6.00	1.66
and					156.04	165.50	9.46	1.80
QD – 161	QDD West	209	+25.5	178.90	59.31	61.31	2.00	1.13
					71.35	73.30	1.95	0.51
					112.00	131.20	19.20	0.43
					162.15	164.15	2.00	0.50
QD – 162	QDD Main (Infill)	268	-61	472.00	9.36	12.32	2.96	2.65
					58.55	67.99	9.44	0.60
Incl.					65.99	67.99	2.00	1.60
					164.40	168.70	4.30	1.14

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)(1)
QD – 162 (con’t)					191.25	299.50	108.25	1.15
Incl.					191.25	194.49	3.24	2.44
Incl.					229.49	233.65	4.16	2.58
Incl.					263.50	297.80	34.30	1.88
Incl.					289.85	296.30	6.45	4.71
Incl.					294.43	296.30	1.87	10.77
and					397.50	472.00	74.50	0.75
QD – 163	QDD West	209	-35	196.80	93.10	94.40	1.30	7.43
					102.35	106.30	3.95	0.82
					118.30	172.30	54.00	1.30
					190.45	194.46	4.01	1.19
QD – 164	QDD West	194	+23.5	191.60	16.30	18.30	2.00	0.76
QD – 165	QDD West	211	-30	206.20	75.60	82.35	6.75	0.47
QDR – 166A (Hole Lost)	Target K	320	-75	18	4.00	18.00	14.00	2.05
Incl.					16.00	18.00	2.00	6.69
QDR – 166	Target K	320	-75	400.00	260.00	270.00	10.00	0.74
					304.00	320.00	16.00	0.33
QDR– 167	Target K	225	-78	402.00	226.00	248.00	22.00	1.61
Incl.					226.00	232.00	6.00	2.99
Incl.					244.00	246.00	2.00	4.05
and					272.00	274.00	2.00	0.93
and					314.00	344.00	30.00	0.49
QDR – 168A (Hole Lost)	Target K	12	-75	18.00	14.00	16.00	2.00	1.08
QDR – 168	Target K	12	-65	308.00	8.00	24.00	16.00	1.34
Incl.					16.00	18.00	2.00	4.57
					84.00	90.00	6.00	0.60
					134.00	144.00	10.00	0.58
QDR – 169	Target K	290	-75	360.00	0.00	20.00	20.00	0.65
					160.00	164.00	4.00	0.58
					318.00	328.00	10.00	0.54
QD – 170	QDD Main (Infill)	323.5	-59	423.30	157.61	181.07	23.46	0.83
					246.20	279.80	33.60	0.46
					307.64	323.50	15.86	0.63

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)(1)
QD – 170 (con’t)					394.31	396.12	1.81	2.11
QD – 172	QDD West	200	-15	251.20	14.30	18.05	3.75	0.56
and					109.00	169.25	60.25	1.32
Incl.					162.19	167.25	5.06	3.31
QD – 174	QDD West	178.5	0	181.50	0.00	33.15	33.15	0.37
					45.05	137.30	92.25	0.70
QD – 175	QDD West			95.50	0.00	62.80	62.80	1.07
Incl.					0.00	4.20	4.2	1.99
and					45.70	57.40	11.70	2.03
QDR – 176	Amelia Inés (west)	180	-68	104.00	16.00	38.00	22.00	1.11
QDR – 177	Magdalena	30	-68	150.00	98.00	112.00	14.00	2.27
Incl.					108.00	110.00	2.00	8.27
QDR – 178	Magdalena	22	-78	276.00	0.00	38.00	38.00	1.06
Incl.					0.00	12.00	12.00	1.48
and					114.00	186.00	72.00	0.74
and					216.00	256.00	40.00	2.53
Incl.					232.00	256.00	24.00	3.66
Incl.					242.00	246.00	4.00	6.96
QD – 179	Amelia Inés	228	0	133.30	0.00	34.60	34.60	0.84
Incl.					25.41	32.60	7.19	2.32
QDR – 182	QDD West	235	-60	220.00	50.00	62.00	12.00	4.91
Incl.					56.00	60.00	4.00	13.65
and					70.00	108.00	38.00	2.00
Incl.					86.00	108.00	22.00	3.01
Incl.					100.00	102.00	2.00	11.47

(1) NSV = no significant values

Rock Chip Samples
Location	Au (g/t)	Sample Interval (m)
Ptz. Blanco Lower Road	3.68	68.85
Ptz. Blanco Lower Road	3.40	50.00
Ptz. Blanco Lower Road	0.92	17.35

Ongoing Engineering Work

Geotechnical and engineering studies are ongoing in preparation for the feasibility study. Metallurgical testwork has also commenced under the direction of Resource Development Inc. of Denver. This will include several column leach tests to determine overall recoveries and crush size for the ore.

The Company has also received the most recent results of the bottle roll testwork on the high grade Amelia Inés/Magdalena skarnoid ore. The samples were specifically selected as high-sulphide ore. The weighted average grade of the samples was 4.26 g/t Au and the overall average recovery was 70% after 72 hours of leach time. The results are extremely encouraging and indicated that these deposits could also be amenable to heap leaching.

Combined, these resources from Amelia Inés/Magdalena contain 2.1 million tonnes of Measured and Indicated resource at 2.82 g/t Au (192,000 ounces) and 2.9 million tonnes of Inferred at 1.88 g/t Au (176,000 ounces), which were not included as part of the economics in the previous Preliminary Economic Assessment of January 2005 (see News Release #2005.02, dated January 12, 2005).

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated November 11, 2004, the main resource lies within the QDD zone and the most recent resource estimate includes a Measured and Indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cut-off grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as Inferred. The nearby Amelia Inés deposit is estimated to contain a Measured and Indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cut-off. The combined Inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of 1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

2533750 mE
2534250 mE
2534750 mE
2535250 mE
N
W
E
S
6714250 mN
6714250 mN
2004 Magdalena
Resource Area
05QDR-178
05QDR-177
2004 Amelia Inés
Resource Area
05QDR-176
05QDR-168
05QDR-168A
05QDR-169
6713750 mN
6713750 mN
05QD-179
Target K
05QDR-166
05QDR-166A
2004 QDD
Resource Area
05QD-159
05QD-156
05QDR-167
05QDR-182
05QD-158
05QD-155
05QD-160
05QD-163
05QD-161
05QD-165
05QD-164
2534750 mE
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Argentina
Drill Hole Map 2 - West
Magdalena, Amelia Inés &
Target K
0
75
150
300
metres
LEGEND
new drill holes
previously released drill holes
contour interval = 25 m

2534750 mE
2535250 mE
2535750 mE
2536250 mE
6713500 mN
6713000 mN
6712500 mN
N
S
W
E
05QD-159
05QD-156
05QD-158
05QD-155
05QD-160
05QDR-182
05QD-163
05QD-161
05QD-165
05QD-164
05QD-172
05QD-126
05QD-175
05QD-174
05QD-170
05QD-162
05QDR-154
05QDR-157
2004 QDD
Resource Area
3.68 g/t Au
over 68.85m
Ptz.
Blanco
0.92 g/t Au
over 17.35m
3.40 g/t Au
over 50m
Target 9
LEGEND
new drill holes
previously released drill holes
new continuous channel samples
contour interval = 25 m
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Argentina
Drill Hole Map 1 - East
QDD
0
75
150
300
metres